a2a
energie in comune

RECEIVED
2008 MAR -4 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

08001043

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

February 27, 2008

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

Encl.

dlw 3/5

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

Cod. 5986127 - 2.2008

a2a
energie in comune

FILE NO. 82-4911

Consiglio di Sorveglianza - il Presidente

PRESS RELEASE

On 27 February 2008, under the chairmanship of Mr. Renzo Capra, all Members of the Supervisory Board met at the head office in Brescia.

In a cooperative atmosphere, the Supervisory Board examined the issues on the agenda.

The Supervisory Board approved the regulations of the Appointment Committee.

The Supervisory Board has set on March 4, 2008 the meeting for the appointment of committees set out in by-laws and has set for the same date the deadline for the submission of the lists for the Management Board appointments.

The Supervisory Board has set on March 10, 2008 the meeting for the Management Board appointments and the proposals for the appointments of positions in the Companies of important strateg:c value set out in by-laws.

Renzo Capra

END